ALAMOS GOLD INC.

Management’s Discussion and Analysis
(in United States dollars, unless otherwise stated)
For the three and six months ended June 30, 2019

ALAMOS GOLD INC.
For the Three and Six Months Ended June 30, 2019

2019 Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”), dated July 30, 2019, relates to the financial condition and results of the consolidated operations of Alamos Gold Inc. (“Alamos” or the “Company”) for the three and six months ended June 30, 2019, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2018 and unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2019, and notes thereto. The financial statements have been prepared in accordance with the IAS 34, Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). All results are presented in United States dollars (“US dollars” or “$”), unless otherwise stated.
Statements are subject to the risks and uncertainties identified in the Cautionary Note Regarding Forward-Looking Statements section of this document. United States investors are also advised to refer to the section entitled Cautionary Note to United States Investors on page 35.
Overview of the Business

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. The operating mines are: the Young-Davidson and the Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. In addition, Alamos has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development and ethical business practices.
The Company’s common shares are listed on the Toronto Stock Exchange (TSX: AGI) and the New York Stock Exchange (NYSE: AGI). Further information about Alamos can be found in the Company’s regulatory filings, including the Company's Annual Information Form, available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.alamosgold.com.

2019 Management’s Discussion and Analysis

Highlight Summary

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Financial Results (in millions)
Operating revenues	$168.1	$168.9	$324.2	$342.0
Cost of sales (1)	$131.1	$150.0	$258.1	$294.7
Earnings from operations	$28.2	$9.6	$46.9	$28.1
Net earnings (loss)	$23.6	($8.9)	$40.4	($8.3)
Adjusted net earnings (2)	$17.7	$4.9	$28.0	$17.2
Cash provided by operations before working capital and cash taxes(2)	$69.7	$54.7	$131.4	$117.3
Cash provided by operating activities	$72.3	$62.5	$114.7	$121.3
Capital expenditures (sustaining) (2)	$19.6	$12.1	$35.7	$22.8
Capital expenditures (growth) (2)	$47.2	$35.7	$81.3	$72.3
Capital expenditures (capitalized exploration) (3)	$4.3	$5.6	$7.4	$9.8
Operating Results
Gold production (ounces)	125,200	126,500	250,500	255,400
Gold sales (ounces)	128,457	129,272	248,162	259,317
Per Ounce Data
Average realized gold price	$1,309	$1,307	$1,306	$1,319
Average spot gold price (London PM Fix)	$1,309	$1,306	$1,307	$1,318
Cost of sales per ounce of gold sold (includes amortization) (1)	$1,021	$1,160	$1,040	$1,136
Total cash costs per ounce of gold sold (2)	$699	$832	$715	$811
All-in sustaining costs per ounce of gold sold (2)	$926	$996	$941	$966
Share Data
Earnings (loss) per share, basic and diluted	$0.06	($0.02)	$0.10	($0.02)
Adjusted earnings per share, basic and diluted(2)	$0.05	$0.01	$0.07	$0.04
Weighted average common shares outstanding (basic) (000’s)	389,218	389,602	389,475	389,429
Financial Position (in millions)
Cash and cash equivalents (4)			$183.2	$235.1

(1)	Cost of sales includes mining and processing costs, royalties, and amortization expense.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	Includes capitalized exploration at Mulatos and Island Gold.

(4)	Comparative cash and cash equivalents balance as at December 31, 2018.

2019 Management’s Discussion and Analysis

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)
Young-Davidson	45,000	39,100	90,000	80,100
Mulatos	36,300	50,600	75,200	96,600
Island Gold	39,500	26,700	75,100	54,800
El Chanate (1)	4,400	10,100	10,200	23,900
Gold sales (ounces)
Young-Davidson	44,665	42,006	88,661	86,796
Mulatos	40,116	49,326	76,205	93,985
Island Gold	39,300	27,257	72,885	54,760
El Chanate (1)	4,376	10,683	10,411	23,776
Cost of sales (in millions)(2)
Young-Davidson	$57.1	$56.7	$114.0	$113.7
Mulatos	$35.8	$49.2	$69.6	$92.8
Island Gold	$32.4	$28.0	$61.0	$55.5
El Chanate	$5.8	$16.1	$13.5	$32.7
Cost of sales per ounce of gold sold (includes amortization)
Young-Davidson	$1,278	$1,350	$1,286	$1,310
Mulatos	$892	$997	$913	$987
Island Gold	$824	$1,027	$837	$1,014
El Chanate	$1,325	$1,507	$1,297	$1,375
Total cash costs per ounce of gold sold (3)
Young-Davidson	$822	$890	$830	$856
Mulatos	$725	$795	$734	$791
Island Gold	$473	$587	$484	$570
El Chanate	$1,234	$1,404	$1,210	$1,279
Mine-site all-in sustaining costs per ounce of gold sold (3),(4)
Young-Davidson	$1,077	$1,083	$1,073	$1,037
Mulatos	$815	$854	$812	$848
Island Gold	$631	$668	$639	$650
El Chanate	$1,257	$1,442	$1,220	$1,304
Capital expenditures (sustaining, growth and capitalized exploration) (in millions)(3)
Young-Davidson	$26.7	$18.5	$49.0	$41.4
Mulatos(5)	$19.2	$9.5	$31.8	$16.7
Island Gold (6)	$18.0	$17.6	$30.4	$31.5
El Chanate	$—	$0.2	$—	$0.3
Other	$7.2	$7.6	$13.2	$15.0

(1)	El Chanate ceased mining activities in October 2018 and transitioned to residual leaching.

(2)	Cost of sales includes mining and processing costs, royalties and amortization.

(3)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(4)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(5)	Includes capitalized exploration at Mulatos of $nil for the three and six months ended June 30, 2019 ($0.9 million and $2.0 million for the three and six months ended June 30, 2018).

(6)
Includes capitalized exploration at Island Gold of $4.3 million and $7.4 million for the three and six months ended June 30, 2019 ($4.7 million and $7.8 million for the three and six months ended June 30, 2018)

2019 Management’s Discussion and Analysis

2019 Highlights

Second Quarter 2019

•	Produced 125,200 ounces of gold, in-line with guidance and the second quarter of 2018

•
Record gold production of 39,500 ounces at Island Gold. This marks the third consecutive quarter of record production, driving mine-site free cash flow of $11.7 million at Island Gold. Through the first half of 2019, Island Gold produced 75,100 ounces and generated $28.3 million of mine-site free cash flow[1]

•	Achieved underground mining rates of 6,700 tonnes per day ("tpd") at Young-Davidson, and produced 45,000 ounces of gold, consistent with annual guidance

•
Record cash flow from operating activities of $72.3 million ($69.7 million, or $0.18 per share, before changes in working capital1), reflecting higher operating margins driven by lower costs, and higher gold sales

•
Consolidated total cash costs[1] of $699 per ounce were below the low end of guidance, and $133 per ounce, or 16% lower than the second quarter of 2018, driven by low cost production growth at Island Gold and lower than budgeted costs at Mulatos

•
All-in sustaining costs ("AISC")[1] of $926 per ounce, and cost of sales of $1,021 per ounce were both at the low end of annual guidance, and down 7% and 12%, respectively, from the second quarter of 2018

•	Sold 128,457 ounces of gold at an average realized price of $1,309 per ounce, in-line with the average London PM Fix, for revenues of $168.1 million

•
Reported adjusted net earnings[1] of $17.7 million, or $0.05 per share[1], which includes adjustments for unrealized foreign exchange gains recorded within both deferred taxes and foreign exchange of $7.1 million, partially offset by other one-time losses totaling $1.2 million

•	Realized net earnings of $23.6 million, or $0.06 per share

•	Ended the quarter with cash and cash equivalents of $183.2 million and no debt

•	Repurchased 0.2 million shares in the quarter, for a total of 2.7 million shares repurchased and canceled during the first half of 2019 at a cost of $11.4 million, or $4.17 per share.

•	Received permit approval for the Phase II expansion of Island Gold to 1,200 tpd

•	Advanced construction activities at both the Kirazlı project in Turkey and the Cerro Pelon project in Mexico

•	Received approval of the environmental impact assessment for La Yaqui Grande project in Mexico during the second quarter and the Change in Land Use permit in July 2019

•	Continued to demonstrate exploration success at Island Gold with results from surface exploration drilling further extending high-grade gold mineralization between the Eastern and Main extensions

.
(1) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

2019 Management’s Discussion and Analysis

2019 Key Business Developments

Island Gold Phase II Expansion
In May 2019, the Company was granted amendments to its existing operational permits allowing for the Phase II expansion of the Island Gold Mine to 1,200 tpd. These amendments were received ahead of schedule and will allow underground mining and milling throughput rates to increase from the previously permitted rate of 1,100 tpd. The Company expects underground mining rates to ramp up to 1,200 tpd in 2020.
Kirazlı Project Permitting
On March 1, 2019, the Company announced it was granted the Operating Permit from the Turkish Department of Energy and Natural Resources allowing for the start of earthworks on the open pit area of the Kirazlı project. The Company expects to spend up to $75 million in 2019 on construction activities. The balance of Kirazlı’s initial capital budget is expected to be invested in 2020.
As outlined in the 2017 Feasibility Study, Kirazlı has an expected 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce. This is expected to bring consolidated production to over 600,000 ounces per year, while significantly lowering the Company’s cost profile.
Normal Course Issuer Bid ("NCIB")
In 2018, the Company announced a NCIB permitting Alamos to purchase for cancellation up to 25,513,043 common shares, representing 10% of the Company’s public float. The NCIB provides that the Company may purchase Common Shares over the twelve-month period from December 24, 2018 and ending December 23, 2019. During the first half of 2019, the Company purchased and cancelled 2,748,307 common shares at a cost of $11.4 million, or $4.17 per share.
Quarterly Dividend Program
On February 19, 2019, the Company announced the doubling of its annual dividend from $0.01 paid semi-annually, to $0.01 paid quarterly. This doubles dividends paid to shareholders from the $7.8 million paid in 2018. This increase in dividends is in line with the Company’s long term capital allocation objective of returning capital to shareholders, and is supported by recent higher gold prices and the Company’s expectation for significant free cash flow growth commencing in the second half of 2020.
Sale of Non-Core Royalties
In April 2019, the Company sold a portfolio of non-core royalties to Metalla Royalty and Streaming Ltd ("Metalla", TSXV:MTA) for proceeds of $8.0 million in Metalla common shares with the right to receive an additional $0.6 million upon Metalla’s exercise of the La Fortuna option. The royalty sale resulted in a pre-tax gain of $8.0 million, which was recognized in the second quarter of 2019.

2019 Management’s Discussion and Analysis

Outlook and Strategy

2019 Guidance
	Young-Davidson	Mulatos	Island Gold	El Chanate	Turkey	Other (2)	Total
Gold production (000’s ounces)	180-190	150-160	135-145	15-25			480-520
Cost of sales, including amortization (in millions)(4)	$226	$165	$120	$26	—	—	$537
Cost of sales, including amortization ($ per ounce)(4)	$1,220	$1,065	$855	$1,300	—	—	$1,075
Total cash costs ($ per ounce)(1)	$750-790	$820-860	$460-500	$1,200	—	—	$710-750
All-in sustaining costs ($ per ounce)(1)					—	—	$920-960
Mine-site all-in sustaining costs ($ per ounce)(1),(3)	$940-980	$860-900	$730-770	$1,200	—	—	—
Amortization costs ($ per ounce)(1)	$450	$225	$375(6)	$100	—	—	$345
Capital expenditures (in millions)
Sustaining capital(1)	$35-40	$5	$35-40	—	—	—	$75-85
Growth capital(1)	$45-50	$45-50 (5)	$15-20	—	$75	$35 (2)	$215-230
Total capital expenditures(1)	$80-90	$50-55	$50-60	—	$75	$35	$290-315

(1)	Refer to the "Non-GAAP Measures and Additional GAAP" disclosure at the end of this MD&A for a description of these measures.

(2)	Includes capitalized exploration at all operating sites and development projects (excluding Turkey which is separately disclosed).

(3)
For the purposes of calculating mine-site all-in sustaining costs at individual mine sites, the Company does not include an allocation of corporate and administrative and share based compensation expenses to the mine sites.

(4)	Cost of sales includes mining and processing costs, royalties, and amortization expense, and is calculated based on the mid-point of guidance.

(5)	Includes capital spending at Cerro Pelon and La Yaqui Grande of approximately $33 million

(6)	Amortization per ounce was updated for Island Gold from guidance provided in January, 2019, reflecting the 2018 Mineral Reserves and Resource Statement released in February 2019.

In the second quarter of 2019, the Company delivered on its strategic objectives through expanding margins and profitability from its existing operations, while advancing its portfolio of low cost development projects. Consolidated production of 125,200 ounces was in line with guidance while total cash costs of $699 per ounce were below the low end of annual guidance and a substantial improvement from the second quarter of 2018. The decrease in total cash costs in the quarter was driven by low cost production growth at Island Gold and higher grades mined at Mulatos. With year-to-date production of 250,500 ounces at total cash costs of $715 per ounce, the Company is well positioned to meet its full year production and cost guidance.

Looking forward, the Company expects third quarter production to be in a similar range as the second quarter. Total cash costs are expected to increase to within the range of annual guidance and all-in sustaining costs are expected to increase to the higher-end of the annual guidance range reflecting higher sustaining capital at Island Gold.

The near-term focus at Young-Davidson remains on maximizing efficiency from the upper mine infrastructure, while completing development and construction of the lower mine. Gold production in the second quarter of 45,000 ounces was consistent with guidance, while underground mining rates increased to over 6,700 tpd, above guidance of 6,500 tpd and the highest level since 2017. With production of 90,000 ounces through the first half of the year, Young-Davidson is on track to meet full year production guidance of 180,000 to 190,000 ounces.

As the lower mine expansion nears completion, approximately three months of downtime of the Northgate shaft is required to facilitate the tie-in of the upper and lower mines. Accordingly, and as previously guided, gold production from Young-Davidson is expected to be lower in the first half of 2020. Following completion of the tie-in in the first half of 2020, underground mining rates are expected to ramp up above 7,500 tpd in the second half of 2020. This is expected to drive annual gold production above 200,000 ounces per year in 2021 and beyond. This production increase, combined with declining costs and capital spending, is expected to result in strong free cash flow growth from Young-Davidson starting in the second half of 2020.

Island Gold produced a record 39,500 ounces of gold in the second quarter for its third consecutive quarter of record production. Year-to-date, Island Gold has produced 75,100 ounces, putting it on track to meet or exceed full year production guidance of 135,000 to 145,000 ounces. Additionally, Island Gold generated $11.7 million of mine-site free cash flow in the second quarter, bringing the first half total to $28.3 million, net of all capital and exploration spending. Island Gold's sustaining capital spending and mine-site AISC are expected to increase in the second half of 2019, bringing mine-site AISC in-line with annual guidance.

2019 Management’s Discussion and Analysis

The Phase I expansion at Island Gold was completed in 2018, expanding the mill to a design capacity of approximately 1,200 tpd. During the second quarter, the Company was granted amendments to its existing operating permits allowing for an increase in throughput rates from 1,100 tpd to 1,200 tpd. Underground mining rates are expected to increase to 1,200 tpd in 2020. In parallel, the Company is continuing with a large ongoing exploration program at Island Gold which has been successful in driving significant growth in Mineral Reserves and Resources over the last several years. This growth and ongoing exploration success is being incorporated into a Phase III expansion study of the operation beyond 1,200 tpd.

Production from the Mulatos District totaled 36,300 ounces in the second quarter, bringing the first half total to 75,200 ounces. The operation remains on track to meet annual guidance of 150,000 to 160,000 ounces. Total cash costs and mine-site AISC in the first half of the year have outperformed annual guidance, benefiting from higher grades mined and low-cost concentrate sales. Both costs are expected to return to guided levels in the second half of the year as mining at La Yaqui Phase I winds down.

Construction of the higher grade, high return Cerro Pelon project is advancing on schedule. Development activities during the quarter were focused on construction of the haulage roads, crusher installation, and initial pre-stripping activities. Initial low cost production remains on track for early 2020.

Mining activities ceased at El Chanate in the fourth quarter of 2018 and the operation has transitioned to residual leaching which is anticipated to result in a declining rate of production throughout 2019. El Chanate has generated $2.2 million in free cash flow year-to-date.

Construction at the Kirazlı project in Turkey ramped up during the second quarter. This included advancing construction on the water reservoir and power line, completing clearing and grubbing of the project site and initiating earthworks, with the civil works contractor having mobilized to site in June. Spending at Kirazlı represents the majority of the Company's development capital budget in 2019. The remaining development capital spending will be comprised of capitalized exploration at Island Gold and exploration, permitting and development activities at Lynn Lake.

The 2019 global exploration budget is $33 million, with $19 million allocated for exploration at Island Gold. Mulatos and Lynn Lake remain the other two areas of focus with $6 million budgeted for each. The Company has spent $12.8 million on exploration activities to date in 2019 and expects to ramp up drilling activities in the second half of the year.

The Company’s long-term strategic objective is to generate increasing free cash flow through low-cost production growth from its existing operations and portfolio of development projects. With $183 million of cash and cash equivalents, no debt, and growing cash flow from its operations, the Company is well positioned to fund its internal growth initiatives.

2019 Management’s Discussion and Analysis

Young-Davidson

The Young-Davidson mine is located near the town of Matachewan in Northern Ontario, Canada. The property consists of contiguous mineral leases and claims totaling 5,587 hectares and is situated on the site of two past producing mines that produced over one million ounces of gold between 1934 and 1957. The Young-Davidson mine declared commercial production in 2013.
Young-Davidson Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	45,000	39,100	90,000	80,100
Gold sales (ounces)	44,665	42,006	88,661	86,796
Financial Review (in millions)
Operating Revenues	$58.6	$55.1	$116.0	$114.6
Cost of sales (1)	$57.1	$56.7	$114.0	$113.7
Earnings from operations	$1.5	($1.6)	$2.0	$0.9
Cash provided by operating activities	$23.6	$22.5	$46.5	$49.9
Capital expenditures (sustaining) (2)	$11.2	$7.9	$21.2	$15.5
Capital expenditures (growth) (2)	$15.5	$10.6	$27.8	$25.9
Mine-site free cash flow (2)	($3.1)	$4.0	($2.5)	$8.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,278	$1,350	$1,286	$1,310
Total cash costs per ounce of gold sold (2)	$822	$890	$830	$856
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$1,077	$1,083	$1,073	$1,037
Underground Operations
Tonnes of ore mined	612,213	553,883	1,200,847	1,138,943
Tonnes of ore mined per day ("tpd")	6,728	6,087	6,635	6,293
Average grade of gold (4)	2.42	2.35	2.48	2.36
Metres developed	2,877	3,079	5,777	6,223
Mill Operations
Tonnes of ore processed	683,946	598,196	1,293,873	1,267,483
Tonnes of ore processed per day	7,516	6,574	7,148	7,003
Average grade of gold (4)	2.26	2.17	2.36	2.20
Contained ounces milled	49,661	41,798	98,176	87,992
Average recovery rate	91%	92%	91%	91%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").
Young-Davidson produced 45,000 ounces of gold in the second quarter of 2019, 15% higher than the comparative quarter of 2018, reflecting higher tonnes and grades mined. The operation remains on track to achieve 2019 guidance with production of 90,000 ounces in the first half of the year.
Underground mining rates of 6,728 tpd were above 2019 guidance, and an 11% improvement from the second quarter of 2018. Mining rates are expected to remain at guided levels of 6,500 tpd until the lower-mine tie-in is completed in the first half of 2020. Underground grades mined of 2.42 g/t Au were lower than annual guidance due to mine sequencing, but improved 3% relative to the second quarter of 2018. Grades mined are expected to increase in the second half of the year, in line with annual guidance.
Mill throughput of 7,516 tpd was higher than the second quarter of 2018, with the prior year impacted by unplanned maintenance which resulted in mill downtime. Milling rates also increased from the first quarter as the operation resumed supplementing underground throughput with low-grade surface stockpiles. Mill throughput in the third quarter will continue to benefit from surface stockpiles until the end of the quarter when the stockpiles are expected to be depleted. Mill throughput will then decline to match underground mining rates. Mill recoveries of 91% in the quarter were in line with guidance.

2019 Management’s Discussion and Analysis

Financial Review
Second quarter revenues of $58.6 million were 6% above the prior year quarter, reflecting a 6% increase in ounces sold. For the first half of 2019, revenues of $116.0 million were $1.4 million higher than the prior year, attributable to more ounces sold.
Cost of sales (which includes mining and processing costs, royalties, and amortization expense) of $57.1 million were consistent with the comparative quarter of 2018, as were underground mining costs of approximately CAD$53 per tonne. Amortization of $457 per ounce was also consistent with the prior year period and annual guidance. Cost of sales for the first half of 2019 were $114.0 million and consistent with the prior year period.
Total cash costs of $822 per ounce in the second quarter were 7% below the comparative period, but slightly above annual guidance as a result of lower grades mined in the quarter and higher maintenance costs. For the first half of 2019, total cash costs of $830 per ounce were 3% lower than the prior year period. Total cash costs are expected to decrease in the second half of the year reflecting higher underground grades mined.
Mine-site AISC of $1,077 per ounce were in line with the second quarter of 2018 and above 2019 guidance, reflecting the timing of sustaining capital expenditures on the new tailings facility and equipment rebuilds. In the first half of 2019, sustaining capital totaled $21.2 million, or 60% of the full year budget. Mine-site AISC for the six-month period were $1,073 per ounce, or 4% higher than the prior year period due to similar factors. Full year total cash costs and mine-site AISC are both expected to be within 2019 guidance as underground grades mined increase and sustaining capital spending decreases in the second half of the year.
Capital expenditures were $26.7 million in the second quarter. This included $11.2 million of sustaining capital and $15.5 million of growth capital. For the six-month period, capital expenditures of $49.0 million were focused on lower mine construction, lateral development in the upper and lower mines, and construction of the new tailings facility.
Mine-site free cash flow at Young-Davidson was negative $3.1 million in the second quarter, lower than the same period of 2018 due to higher capital spending. On a year-to-date basis mine-site free cash flow was negative $2.5 million. Since 2016, Young-Davidson has generated sufficient cash flow from operations to finance all of its capital spending, including the lower mine expansion. The lower mine expansion remains on track for completion in the first half of 2020.

2019 Management’s Discussion and Analysis

Island Gold

The Island Gold mine is a high grade, low cost underground mining operation located 83 kilometres northeast of Wawa, Ontario, Canada. The mine comprises 217 patented, leased and staked claims covering 7,926 hectares. The mine began production in October 2007.
Island Gold Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	39,500	26,700	75,100	54,800
Gold sales (ounces)	39,300	27,257	72,885	54,760
Financial Review (in millions)
Operating Revenues	$51.3	$35.7	$95.1	$72.3
Cost of sales (1)	$32.4	$28.0	$61.0	$55.5
Earnings from operations	$18.7	$7.7	$33.7	$16.7
Cash provided by operating activities	$29.7	$22.0	$58.7	$45.7
Capital expenditures (sustaining) (2)	$6.2	$2.2	$11.3	$4.4
Capital expenditures (growth) (2)	$7.5	$10.7	$11.7	$19.3
Capital expenditures (capitalized exploration) (2)	$4.3	$4.7	$7.4	$7.8
Mine-site free cash flow (2)	$11.7	$4.4	$28.3	$14.2
Cost of sales, including amortization per ounce of gold sold (1)	$824	$1,027	$837	$1,014
Total cash costs per ounce of gold sold (2)	$473	$587	$484	$570
Mine-site all-in sustaining costs per ounce of gold sold (2),(3)	$631	$668	$639	$650
Underground Operations
Tonnes of ore mined	90,141	82,097	187,653	166,752
Tonnes of ore mined per day ("tpd")	991	902	1,037	921
Average grade of gold (4)	14.53	7.34	12.90	9.23
Metres developed	1,568	1,771	2,989	3,327
Mill Operations
Tonnes of ore processed	102,803	88,776	204,800	170,881
Tonnes of ore processed per day	1,130	976	1,131	944
Average grade of gold (4)	12.23	8.71	11.68	9.84
Contained ounces milled	40,438	24,861	76,884	54,085
Average recovery rate	97%	97%	97%	96%

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Grams per tonne of gold ("g/t Au").

Island Gold produced a record 39,500 ounces in the second quarter, the third consecutive quarter of record production. This marked a 48% increase from the second quarter of 2018 driven by higher mining and milling rates and grades mined. The operation realized another strong quarter of mine-site free cash flow, generating $11.7 million in the quarter and bringing the year-to-date total to $28.3 million.
Underground mining rates were 991 tpd in the second quarter, a 10% improvement from the second quarter of 2018. Underground mining rates averaged 1,037 tpd for the first half of the year, and are expected to increase in the second half, consistent with full year guidance of 1,100 tpd. Underground grades mined averaged 14.53 g/t Au in the second quarter, above annual guidance reflecting sequencing as mining was active in the high grade transverse stopes, which performed well.
Mill throughput increased to 1,130 tpd in the second quarter, a 16% increase compared to the prior year quarter, reflecting the completion of the Phase I expansion of the mill in 2018. Milling rates exceeded mining rates, as tonnes mined in the quarter were supplemented with existing surface stockpiles. Mill recoveries were 97% in the second quarter, in line with the prior year and guidance.

2019 Management’s Discussion and Analysis

Financial Review
Island Gold generated revenues of $51.3 million in the second quarter, increasing 44% compared to the prior year period reflecting record ounces sold. For the first half of 2019, revenues of $95.1 million were $22.8 million higher than the prior year, primarily attributable to more ounces sold.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) of $32.4 million, were 16% higher than the comparative period, reflecting more ounces sold. Cost of sales decreased 20% on a per ounce basis, driven by higher grades mined and lower amortization. Cost of sales for the first half of 2019 of $61.0 million increased 10% from the prior year period due to higher gold sales.
Total cash costs were $473 per ounce in the second quarter, a 19% improvement from the comparative quarter, driven by higher grades mined. Unit mining costs were CAD$158 per tonne, consistent with the prior year. Total cash costs were consistent with guidance in the quarter. For the first half of 2019, total cash costs of $484 per ounce were 15% lower than the prior year period due to higher mining rates and grade mined.
Mine-site AISC of $631 per ounce in the second quarter were below the full year guidance range of $730 to $770 per ounce, reflecting lower sustaining capital spending. Mine-site AISC for the first half of 2019 of $639 per ounce were 2% lower than the prior year period. Year-to-date, the Company has incurred $11.3 million of sustaining capital, or 30% of full year guidance (based on the mid-point). Sustaining capital will increase in subsequent quarters of 2019, which is expected to result in higher mine-site AISC in the second half of the year.
Total capital expenditures were $18.0 million in the second quarter, with spending focused on lateral development, mining equipment, and capitalized exploration. This included $6.2 million of sustaining capital and $11.8 million of growth capital (inclusive of capitalized exploration). For the six-month period, capital expenditures of $30.4 million were consistent with the prior year period.
Island Gold generated mine-site free cash flow of $11.7 million during the second quarter driven by record gold production, strong operating margins, and lower capital spending. Through the first half of 2019, Island Gold has generated $28.3 million of mine-site free cash flow. This strong performance is net of a significant ongoing investment in exploration focused on further expanding Mineral Reserves and Resources with $19 million budgeted for 2019.

2019 Management’s Discussion and Analysis

Mulatos

The Mulatos mine is located within the Salamandra Concessions in the Sierra Madre Occidental mountain range in the State of Sonora, Mexico. The Company controls a total of 28,972 hectares of mineral concessions in close proximity to the Mulatos mine. The mine achieved commercial production in 2006. Having produced its two millionth ounce of gold in March 2019, the Mulatos mine is no longer subject to a third party royalty on production.
Mulatos Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	36,300	50,600	75,200	96,600
Gold sales (ounces)	40,116	49,326	76,205	93,985
Financial Review (in millions)
Operating Revenues	$52.5	$64.1	$99.6	$123.7
Cost of sales (1)	$35.8	$49.2	$69.6	$92.8
Earnings from operations	$15.9	$13.2	$28.3	$25.9
Cash provided by operating activities	$23.2	$24.1	$23.8	$40.2
Capital expenditures (sustaining) (2)	$2.2	$1.8	$3.2	$2.6
Capital expenditures (growth) (2)	$17.0	$6.8	$28.6	$12.1
Capital expenditures (capitalized exploration) (2)	$—	$0.9	$—	$2.0
Mine-site free cash flow, before changes in working capital	$4.0	$14.6	($8.0)	$23.5
Cost of sales, including amortization per ounce of gold sold (1)	$892	$997	$913	$987
Total cash costs per ounce of gold sold (2)	$725	$795	$734	$791
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$815	$854	$812	$848
Open Pit & Underground Operations
Tonnes of ore mined - open pit (4)	2,107,590	2,266,642	3,943,323	4,456,376
Total waste mined - open pit	1,697,419	1,851,050	3,675,258	3,849,656
Total tonnes mined - open pit	3,805,009	4,640,240	7,618,581	9,510,622
Waste-to-ore ratio (operating)	0.81	0.82	0.67	0.86
Tonnes of ore mined - underground	—	21,284	—	38,907
Crushing and Heap Leach Operations
Tonnes of ore stacked	1,962,436	1,802,109	3,837,992	3,552,580
Average grade of gold processed (5)	0.94	0.88	0.96	0.86
Contained ounces stacked	59,609	50,909	118,783	98,267
Mill Operations
Tonnes of high grade ore milled	—	31,485	—	61,874
Average grade of gold processed (5)	—	5.94	—	7.00
Contained ounces milled	—	6,012	—	13,929
Total contained ounces stacked and milled	59,609	56,921	118,783	112,196
Average recovery rate	61%	89%	63%	86%
Ore crushed per day (tonnes) - combined	21,600	20,100	21,200	20,000

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.

(4)	Includes ore stockpiled during the quarter.

(5)	Grams per tonne of gold ("g/t Au").
Mulatos produced 36,300 ounces in the second quarter of 2019, bringing year-to-date production to 75,200 ounces, consistent with annual guidance. Second quarter production was down from the prior year period with mining from the San Carlos underground deposit having ceased in the third quarter of 2018.
The Company is currently mining from the Mulatos, Victor, La Yaqui Phase I and San Carlos open pits, having completed pre-stripping of the San Carlos pit at the end of the first quarter. Total ore tonnes mined and the waste-to-ore ratio in the second quarter were consistent with the prior year quarter. In the second half of the year, mining activities at La Yaqui Phase I will wind down. Offsetting this, the Company expects to begin stacking ore from Cerro Pelon later this year.

2019 Management’s Discussion and Analysis

Total crusher throughput averaged 21,600 tpd for a total of 1,962,436 tonnes stacked in the second quarter at a grade of 0.94 g/t Au. Grades stacked were near the upper end of guidance as the Company resequenced mining activities, with an increased contribution from the San Carlos open pit in the second quarter.
The recovery ratio of ounces produced to contained ounces stacked was 61% in the quarter, lower than guidance, due to stacking higher grade ore at the end of the second quarter.
Financial Review
Second quarter revenues of $52.5 million were $11.6 million lower than the prior year quarter, primarily due to lower concentrate ounces sold with the completion of mining at the San Carlos underground deposit in September 2018. For the first half of 2019, revenues of $99.6 million were $24.1 million lower than the prior year.
Cost of sales (includes mining and processing costs, royalties, and amortization expense) were $35.8 million in the second quarter, lower than the prior year period due to a lower number of tonnes mined and ounces sold. Amortization expense of $167 per ounce was below the prior year period. Cost of sales for the first half of 2019 of $69.6 million were 25% lower due to lower tonnes mined and ounces sold.
Total cash costs of $725 per ounce in the second quarter were lower than the prior year quarter, as the 5% royalty payable to a third party ended in the first quarter of 2019 after Mulatos produced its two millionth ounce of gold. This reduced costs by $65 per ounce compared to the prior year period. In addition, total cash costs were below guided levels, driven by higher grades stacked in the quarter and the final settlement of low-cost ounces sold from concentrate. For the first half of 2019, total cash costs of $734 per ounce were 7% lower than the prior year period. The Company expects second half total cash costs to normalize to guided levels as low cost production from La Yaqui Phase I winds down.
Mine-site AISC of $815 per ounce in the second quarter were lower than the prior year quarter, consistent with the improvement in total cash costs. Mine-site AISC for the first half of 2019 of $812 per ounce were 4% lower than the prior year period due to similar factors. The Company expects second half mine-site AISC to be in line with full year guidance.
Capital spending in the quarter was focused on expansion projects at Mulatos, including Cerro Pelon and the leach pad expansion. Total capital spending for the quarter was $19.2 million, of which $2.2 million was sustaining capital. For the six-month period, capital expenditures of $31.8 million were $15.1 million higher than the prior year period due primarily to the construction of the Cerro Pelon mine.
Mulatos reported positive mine-site free cash-flow of $4.0 million in the second quarter, as stronger operating margins were partially offset by higher growth capital spending. Mine-site free-cash flow is expected to be neutral for the remainder of the year as construction of Cerro Pelon is completed.

2019 Management’s Discussion and Analysis

El Chanate

The El Chanate mine is located northeast of the town of Caborca in the state of Sonora, Mexico. El Chanate ceased mining activities in October 2018 and transitioned to residual leaching and therefore only financial metrics have been included in the below table.
El Chanate Financial and Operational Review

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	4,400	10,100	10,200	23,900
Gold sales (ounces)	4,376	10,683	10,411	23,776
Financial Review (in millions)
Operating Revenues	$5.7	$14.0	$13.5	$31.4
Cost of sales (1)	$5.8	$16.1	$13.5	$32.7
Loss from operations	($0.1)	($2.1)	$—	($1.3)
Cash provided by (used in) operating activities	$1.0	($0.4)	$2.2	$0.8
Capital expenditures	$—	$0.2	$—	$0.3
Mine-site free cash flow (2)	$1.0	($0.6)	$2.2	$0.5
Cost of sales, including amortization per ounce of gold sold (1)	$1,325	$1,507	$1,297	$1,375
Total cash costs per ounce of gold sold (2)	$1,234	$1,404	$1,210	$1,279
Mine site all-in sustaining costs per ounce of gold sold (2),(3)	$1,257	$1,442	$1,220	$1,304

(1)	Cost of sales includes mining and processing costs, royalties and amortization.

(2)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

(3)	For the purposes of calculating mine-site all-in sustaining costs, the Company does not include an allocation of corporate and administrative and share based compensation expenses.
El Chanate produced 4,400 ounces of gold in the second quarter through residual leaching, in line with budget. The Company expects to recover between 15,000 and 25,000 ounces in 2019, and will continue to leach until such time as the gold becomes uneconomic to recover.
Financial Review
Second quarter revenues of $5.7 million were lower than the prior year quarter due to fewer ounces sold, as mining and stacking ceased in 2018. Total cash costs, and mine-site AISC were $1,234 and $1,257 per ounce, respectively, for the second quarter, down significantly from the prior year period.
El Chanate generated $1.0 million of mine-site free cash flow in the quarter and $2.2 million year to date. The Company expects mine-site free cash flow to remain positive in 2019 before transitioning to reclamation activities.

2019 Management’s Discussion and Analysis

Second Quarter 2019 Development Activities

Kirazlı (Çanakkale, Turkey)
The Company was granted the Operating Permit from the Turkish Department of Energy and Natural Resources in the first quarter of 2019 and has obtained all the major permits required for the start of construction at Kirazlı.
The Company continued to advance the project during the second quarter with development activities as follows:

•	the mining services and earthworks contractor mobilized to site and commenced civil works

•	integrated the construction management contractor, including oversight of project and contract management, implementation of heath and safety protocols, and project control

•	completed site clearing and grubbing activities, and commenced tree clearing of the Kirazli open pit area

•	advanced construction of the water reservoir and power line to site with both expected to be completed by the fourth quarter of 2019

•	continued procurement of major purchase order packages, including the agglomerator, ADR, crushing circuit, and water treatment plant

•	increased workforce to over 200 people on site, including over 80 direct employees with more than 70% coming from the local communities

•
received the Regional Investment Incentive Certificate, which provides for various tax incentives, including VAT and customs duties exemptions during construction, and an 80% reduction in the statutory tax rate (until 40% of the initial capital has been recovered), thereby significantly reducing the effective tax rate over the mine life. The Company is in the process of applying for the Strategic Investment Incentive Certificate, which would further reduce the effective tax rate

During the second quarter of 2019, the Company spent $4.2 million at Kirazlı, bringing year-to-date spending to $7.1 million. The Company has budgeted up to $75 million in 2019. The remaining capital spending on the project is expected to occur in 2020, with initial production expected by the end of 2020.
As outlined in the 2017 Feasibility Study, Kirazlı has an expected 44% after-tax internal rate of return and is expected to produce over 100,000 ounces of gold during its first full year of production at mine-site all-in sustaining costs of less than $400 per ounce.
Mulatos District (Sonora, Mexico)
Cerro Pelon
The environmental impact assessment (“MIA”) and Change in Land Use permits for Cerro Pelon were received in the fourth quarter of 2018, with construction commencing shortly thereafter. Given its proximity to Mulatos’ infrastructure, ore from the Cerro Pelon open pit will be trucked to the existing heap leach circuit for crushing and processing. An independent crushing circuit will be dedicated to processing Cerro Pelon ore, thereby providing additional capacity at the Mulatos Complex. Cerro Pelon is a higher grade, high return project, and is expected to start contributing low cost production in 2020.

During the second quarter, construction activities ramped up and included the following key activities:

•	ongoing construction of the haulage road from the Cerro Pelon open pit to the main Mulatos deposit, which was 90% complete by the end of June

•	development of the haulage roads within the project pit area, which were 75% complete by the end of June

•	completed civil works in advance of the crusher installation

•	demobilized and transferred the crushing circuit from El Chanate, and commenced installation of the circuit at the Mulatos complex.
The crushing circuit, agglomorators, and overland conveyors are expected to be completed and commissioned by the end of the third quarter of 2019. Early stage stripping activities have commenced on the north-west pit, with mining rates expected to ramp up in the second half of the year.
The Company spent $7.9 million at Cerro Pelon in the second quarter, bringing year-to-date spending to $10.7 million. The Company has budgeted $25 million in 2019 for development of the project, with commercial production expected early in 2020.

2019 Management’s Discussion and Analysis

La Yaqui Grande
The Company received approval of the environmental impact assessment ("MIA") for La Yaqui Grande during the second quarter and the Change in Land Use permit in July 2019. The Company is in the process of completing detailed engineering to support the project design and economics. During the second quarter the Company spent $1.0 million on La Yaqui Grande, bringing year-to-date spending to $1.9 million.
Lynn Lake (Manitoba, Canada)
The Company released a positive Feasibility Study on the Lynn Lake project in December 2017 outlining average annual production of 143,000 ounces over a 10 year mine life at average mine-site all-in sustaining costs of $745 per ounce.
The Company continues to evaluate value engineering initiatives to enhance the project’s economics as detailed in the 2017 Feasibility Study (12.5% IRR at a $1,250 per ounce gold price; 18% IRR at a $1,400 per ounce gold price). Since the release of the 2017 Feasibility Study, the Company has undertaken a number of initiatives designed to improve the project economics. These include a detailed review of construction capital, the evaluation of various production scenarios and the inclusion of the results of more detailed engineering. The Company is in the process of incorporating results from the ongoing exploration program into an updated Feasibility Study.
Development spending in the second quarter of $0.7 million and year-to-date of $1.4 million was related to project optimization activities. The 2019 capital budget for Lynn Lake is $11.0 million, including $5.0 million for development activities and $6.0 million for exploration. Development spending will be focused on completing the updated Feasibility Study and baseline work in support of the Environmental Impact Study (“EIS”) for the project that will be submitted to satisfy Federal and Provincial environmental assessment requirements. The permitting process is expected to take approximately two years followed by two years of construction.

2019 Management’s Discussion and Analysis

Second Quarter 2019 Exploration Activities

Island Gold (Ontario, Canada)
The 2019 exploration program continues to target three main areas within the Island Gold Deposit which extends over two-kilometres along strike. During the first half of 2019, the surface and underground exploration drilling programs focused on expanding the down-plunge and lateral extensions of the deposit with the objective of adding new near-mine Mineral Resources. Drill holes in the Main, Western, and Eastern Extension areas were testing high-grade, east-plunging shoots outside of existing Mineral Reserves and Resources.

The 2019 exploration budget includes 48,000 metres ("m") of surface directional exploration drilling, 30,000 m of underground exploration drilling and 900 m of exploration drift development.

Surface exploration drilling

A total of 14 holes (10,413 m) were completed in the second quarter as part of the directional exploration drilling program. Directional drilling targeted areas peripheral to the Inferred Mineral Resource blocks below the 1,000 m level, with drill hole spacing ranging from 75 m to 100 m. The area that was targeted by the surface directional drill program extends approximately 2,000 m in strike length between the 1,000 m and 1,500 m elevation below surface.

Underground exploration drilling

During the second quarter of 2019, a total of 7,262 m of underground exploration diamond drilling was completed in 45 holes from the 340, 450, 620 and 840 levels. The objective of the underground drilling is to identify new Mineral Resources close to existing Mineral Resource or Reserve blocks. A total of 272 m of underground exploration drift development was completed on the 620 and 840 level during the second quarter of 2019.

Total exploration expenditures were $4.5 million of which $4.3 million was capitalized during the second quarter of 2019. Year-to-date, $7.8 million was spent of which $7.4 million was capitalized.
Mulatos District (Sonora, Mexico)
The Company has a large exploration package covering 28,972 hectares with the majority of past exploration efforts focused around the Mulatos mine. Over the last three years, exploration has moved beyond the main Mulatos pit area and focused on earlier stage prospects throughout the wider district.
In the second quarter of 2019, the Company invested $0.8 million in exploration activities within the Mulatos District. Spending in the quarter primarily related to mapping and re-logging, and administrative costs. Exploration efforts are expected to ramp up in the third quarter with near mine exploration and target generation.
Lynn Lake (Manitoba, Canada)
Surface exploration drilling continued at Lynn Lake during the second quarter of 2019, with a total of 1,972 m drilled in 7 holes. Drill holes were designed to test targets at the MacLellan and Gordon deposits with the objective of expanding Mineral Resources.
Regional exploration commenced during the second quarter of 2019 which included mapping, prospecting, till sampling, and soil sampling programs focused on a series of prospective targets across the Lynn Lake Greenstone Belt.
Spending in the second quarter totaled $1.4 million, bringing the year-to-date spend to $2.3 million. A total of $6.0 million comprised of 19,000 m of drilling is budgeted for the Lynn Lake project in 2019.

2019 Management’s Discussion and Analysis

Key External Performance Drivers

Gold Price
The Company’s financial performance is largely dependent on the price of gold, which directly affects the Company’s profitability and cash flow. The price of gold is subject to volatile price movements and is affected by numerous factors, such as the strength of the US dollar, supply and demand, interest rates, and inflation rates, all of which are beyond the Company’s control. During the second quarter of 2019, the Company realized an average gold price of $1,309 per ounce, in line with the average London PM Fix price.
As at June 30, 2019, the Company has 100,050 ounces hedged for the remainder of 2019 ensuring an average minimum gold price of $1,298 per ounce and participation up to an average gold price of $1,421 per ounce. The contracts settle monthly through the second half of 2019.
Foreign Exchange Rates
At the Company’s mine sites, a significant portion of operating costs and capital expenditures are denominated in foreign currencies, including Mexican pesos and Canadian dollars. Fluctuations in the value of these foreign currencies compared to the US dollar can significantly impact the Company’s costs and cash flow. In the second quarter of 2019, the Canadian dollar averaged approximately $1.34 CAD to $1 US dollar compared to $1.33 CAD to $1 USD in the first quarter of 2019. The Mexican peso ("MXN") averaged 19.12 MXN to $1 US dollar in the second quarter of 2019 compared to 19.20 MXN to $1 US dollar in the first quarter of 2019.

The Company recorded a $0.1 million foreign exchange gain in the second quarter related to translation of the Company's net monetary assets resulting from changes in period-end foreign exchange rates. During the second quarter, the Canadian dollar period end spot price strengthened 2% relative to the US dollar, increasing to $1.31 CAD to $1 US dollar at June 30th compared to $1.33 CAD to $1 USD at March 31, 2019. Similarly, the Mexican peso ("MXN") period end spot price strengthened 1% during the second quarter to 19.23 MXN to $1 US dollar as at June 30th from 19.41 MXN to $1 US dollar at March 31, 2019.

During the quarter, the movement of the CAD and MXN rates also generated a foreign exchange gain of $7.0 million on the revaluation of monetary tax and deferred tax balances, recorded within deferred tax expense.

The Company actively manages its currency exposure through a hedging program, which resulted in a realized foreign exchange gain of $0.4 million in the quarter and a gain of $0.7 million for the first half of the year. The Company applies hedge accounting; accordingly these realized gains have been applied to benefit operating and capital costs at the operating mines, which has improved mine-site all-in sustaining costs for the period.

2019 Management’s Discussion and Analysis

Summarized Financial and Operating Results

(in millions, except ounces, per share amounts, average realized prices, AISC and total cash costs)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Gold production (ounces)	125,200	126,500	250,500	255,400
Gold sales (ounces)	128,457	129,272	248,162	259,317
Operating Revenues	$168.1	$168.9	$324.2	$342.0
Cost of sales(1)	$131.1	$150.0	$258.1	$294.7
Earnings from operations	$28.2	$9.6	$46.9	$28.1
Net earnings (loss)	$23.6	($8.9)	$40.4	($8.3)
Adjusted net earnings (2)	$17.7	$4.9	$28.0	$17.2
Earnings (loss) per share, basic	$0.06	($0.02)	$0.10	($0.02)
Adjusted earnings per share (2)	$0.05	$0.01	$0.07	$0.04
Total assets			$3,298.5	$3,329.4
Total non-current liabilities			533.4	543.1
Cash flow from operations	$72.3	$62.5	$114.7	$121.3
Dividends per share, declared and paid	0.01	—	0.02	0.01
Average realized gold price per ounce	$1,309	$1,307	$1,306	$1,319
Cost of sales per ounce of gold sold, including amortization (1)	$1,021	$1,160	$1,040	$1,136
Total cash costs per ounce of gold sold (2)	$699	$832	$715	$811
All-in sustaining costs per ounce of gold sold (2)	$926	$996	$941	$966
(1) Cost of sales includes mining and processing costs, royalties and amortization.
(2) Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Review of Second Quarter Financial Results

Operating Revenue
During the second quarter of 2019, the Company sold 128,457 ounces of gold for total revenue of $168.1 million, consistent with the prior year period of $168.9 million as both the ounces sold and average realized price were in line with the prior year period. The Company's realized gold price of $1,309 per ounce was consistent with the average London PM fix for the quarter.
Cost of Sales
Cost of sales were $131.1 million in the second quarter of 2019, a decrease of 13% compared to the prior-year period, driven by lower mining and processing costs, and lower royalties.
Mining and Processing
Mining and processing costs were $86.4 million compared to $101.3 million in the prior-year period. This was due to lower operating costs at Mulatos which drove down total cash costs for the quarter, and the completion of mining activities at El Chanate in the fourth quarter of 2018.
Consolidated total cash costs for the quarter were $699 per ounce compared to $832 per ounce in the prior year period. This 16% decline reflected low cost production growth at Island Gold, lower costs at Mulatos and declining higher-cost production at El Chanate. Total cash costs at Mulatos were significantly lower than guidance as the operation benefited from higher grades mined and unbudgeted sales of concentrate.
AISC were $926 per ounce in the quarter, a 7% decrease from the prior year period, primarily driven by lower total cash costs.
Royalties
Royalty expense was $3.4 million in the quarter, lower than the prior year period of $6.3 million, as the 5% Mulatos royalty commitment ceased in the first quarter of 2019.
Amortization
Amortization of $41.3 million in the quarter was lower than the prior year period expense of $42.4 million due to less ounces sold. On a per-ounce basis, amortization of $321 was consistent with the prior year period of $328, and consistent with guidance. The Company expects amortization to average $345 per ounce in 2019.

2019 Management’s Discussion and Analysis

Earnings from Operations
The Company recognized earnings from operations of $28.2 million in the quarter, higher than the prior year period due to lower mining and processing and royalty expense which drove stronger margins.
Net Earnings
The Company reported net earnings of $23.6 million in the quarter, compared to a loss of $8.9 million in the same period of 2018, mainly driven by improved margins and the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $17.7 million or $0.05 per share reflect adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange gains of $7.1 million recorded within both foreign exchange gain and deferred income taxes.
Review of Six Month Financial Results

Operating Revenue
For the first half of 2019, the Company sold 248,162 ounces of gold for total revenue of $324.2 million, a 5% decrease compared to the prior year period. This was primarily driven by less ounces sold at El Chanate as the operation transitioned to residual leaching at the end of 2018, and lower ounces sold at Mulatos. This was partially offset by record sales at Island Gold of 72,885 ounces, which contributed an additional $22.8 million in revenue for the year compared to 2018. In addition, revenue was impacted by a lower realized gold price of $1,306 per ounce in the first half of 2019 compared to $1,319 per ounce in 2018, a $3.4 million impact.
Cost of Sales
Year-to-date, cost of sales were $258.1 million, compared to $294.7 million in the prior-year period driven by lower mining and processing costs, royalties and amortization charges.
Mining and Processing
Mining and processing costs decreased to $168.6 million from $198.2 million in the prior-year period, primarily due to lower operating costs at Mulatos which drove down total cash costs for the period, and the completion of mining activities at El Chanate.
Consolidated total cash costs per ounce for the first half of 2019 were $715 per ounce compared to $811 per ounce in the prior year period. This decline reflected low cost production growth at Island Gold, lower costs at Mulatos and declining higher-cost production at El Chanate. Total cash costs at Mulatos were significantly lower than guidance as the operation benefited from higher grades mined and unbudgeted sales of concentrate.
For the first six months, AISC per ounce decreased to $941 from $966 in the prior year period. The decrease was primarily driven by the reduction in total cash costs, partially offset by higher sustaining capital spending at Young-Davidson.
Royalties
Royalty expense in the first half of 2019 of $8.8 million was down from $12.0 million in the prior year period, primarily due to the completion of the third-party royalty commitment at Mulatos in the first quarter of 2019.
Amortization
Amortization of $80.7 million in 2019 was lower than the prior year due to less ounces sold in the current year. On a per-ounce basis amortization was $325 per ounce, in line with guidance and the prior year. The Company expects amortization to average $345 per ounce for 2019.
Earnings from Operations
The Company recognized earnings from operations of $46.9 million for the first half of 2019, compared to earnings of $28.1 million in the same period of 2018. Earnings from Operations were higher due to improved margins as a result of replacing higher cost El Chanate ounces with lower cost production from Island Gold, and lower costs at Mulatos.
Net Earnings
The Company reported net earnings of $40.4 million for the first six months of 2019, compared to a net loss of $8.3 million in the same period of 2018, mainly driven by improved margins and the impact of foreign exchange on tax expense. On an adjusted basis, earnings of $28.0 million or $0.07 per share for the year were higher than the prior year period. Adjusted net earnings reflects adjustments for other gains and losses, as well as foreign exchange movements related to the Canadian dollar and Mexican Peso, which generated foreign exchange gains of $11.4 million recorded within both foreign exchange gain and deferred income taxes.

2019 Management’s Discussion and Analysis

Consolidated Expenses and Other

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Exploration expense	($1.5)	($2.2)	($3.1)	($6.1)
Corporate and administrative expense	(4.6)	(4.6)	(10.1)	(9.0)
Share-based compensation expense	(2.7)	(2.5)	(6.0)	(4.1)
Finance expense	(0.7)	(0.9)	(1.2)	(1.8)
Foreign exchange gain (loss)	0.1	(2.1)	0.3	(3.4)
Other (loss) gain	(0.5)	2.0	1.7	1.3
Exploration
Exploration expense mainly relates to expenditures on early-stage exploration projects and corporate exploration support. Exploration expenses incurred in the second quarter of 2019 relate to exploration activities at Mulatos, as the majority of spending at Island Gold was capitalized in the quarter. For the full year, exploration expense of $3.1 million primarily relates to Mulatos and corporate exploration support.
Corporate and administrative
Corporate and administrative costs include expenses relating to the overall management of the business that are not part of direct mine operating costs. These costs are incurred at the corporate office located in Canada. Corporate and administrative costs are consistent with the prior year period. For the first half of 2019, corporate and administrative costs are higher than the prior year due to higher personnel costs and travel, but are consistent with annual guidance of $20 million for the year.
Share-based compensation
Share-based compensation expense was $2.7 million in the second quarter and was consistent with the prior year quarter. For the first half of 2019, share-based compensation of $6.0 million was higher than the prior year due to the impact of an increasing share price on the mark-to-market revaluation of long-term incentive grants.
Finance expense
Finance expense was consistent with the prior year period and budget.
Foreign exchange gain
During the quarter, a foreign exchange gain of $0.1 million was recorded related to the impact of the strengthening Canadian dollar and Mexican peso relative to the US dollar on the foreign denominated net monetary assets and liabilities.
The Company applies hedge accounting for its Canadian and Mexican foreign currency option and forward contracts, which reduces the impact of unrealized foreign exchange movements on net earnings. During the second quarter, the Company realized a gain of $0.4 million on settled contracts, which was applied against mining and processing costs and capital expenditures. In addition, a mark-to-market loss, net of tax on the outstanding hedge position of $2.1 million was recorded within other comprehensive income.
The Company will continue to experience non-cash foreign currency gains or losses on monetary assets and liabilities, primarily as a result of fluctuations between the US dollar and both the Canadian dollar and Mexican peso.
Other gain (loss)
During the second quarter, the Company recorded other losses of $0.5 million compared to a gain of $2.0 million in the prior year period. The loss in the current quarter primarily relates to unrealized mark-to-market losses on gold collar contracts and other one-time charges, offset by the sale of non-core royalties to Metalla for $8.0 million.

2019 Management’s Discussion and Analysis

Consolidated Income Tax Expense

The Company is subject to tax in various jurisdictions, including Mexico and Canada. There are a number of factors that can significantly impact the Company’s effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowances, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments.  Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, it is expected that the Company’s effective tax rate will fluctuate in future periods.
In the first half of 2019, the Company recognized a current tax expense of $14.7 million and a deferred tax recovery of $7.4 million, compared to a current tax expense of $13.7 million and a deferred tax expense of $18.8 million in the same period of 2018. Current income tax expense in 2019 was primarily related to income tax and mining taxes in Mexico. The deferred tax expense was primarily driven by changes to foreign exchange rates during the period.
The Company's Mulatos and El Chanate mines in Mexico, as well as the Young-Davidson and Island Gold mines in Canada, pay income taxes based on their tax functional currency which is the Mexican peso and Canadian dollar, respectively.  The legal entity financial statements for Mulatos, El Chanate, Young-Davidson and Island Gold include foreign exchange and other income items that differ from the US dollar functional currency financial statements. The total foreign exchange impact recorded within taxes in the first six months of 2019 was an $11.1 million recovery (2018 - $22.7 million expense).

Financial Condition

	June 30, 2019	December 31, 2018
Current assets	$374.8	$380.0
Overall, current assets have remained consistent compared to the prior year. There has been a decrease in cash and cash equivalents mainly resulting from the repurchase and cancellation of $11.4 million of common shares and payment of $7.8 million in dividends. This was partially offset by increased ore inventory and the sale of non-core royalties for an $8 million investment in Metalla.

Long-term assets	2,923.7	2,885.2	Long-term assets remained consistent with the prior year as capital expenditures in the period were mainly offset by amortization charges.
Total assets	$3,298.5	$3,265.2
Current liabilities	$129.0	$124.9	The increase in current liabilities was driven by an increase in income taxes payable at Mulatos due the higher profitability of the mine.
Non-current liabilities	533.4	538.0	Non-current financial liabilities remained consistent with the prior period.
Total liabilities	$662.4	$662.9
Shareholders’ equity	$2,636.1	$2,602.3	Shareholders' equity for the period increased as a result of net earnings generated in the period, partially offset by dividends declared and paid and the repurchase and cancellation of common shares.
Total liabilities and equity	$3,298.5	$3,265.2
Liquidity and Capital Resources

The Company’s strategy is based on achieving positive cash flow from operations to internally fund operating, capital and project development requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, and development programs, the ability to obtain equity or other sources of financing, the price of gold, and currency exchange rates.
As at June 30, 2019, the Company had cash and cash equivalents of $183.2 million and $15.8 million in equity securities compared to $206.0 million and $7.8 million respectively, at December 31, 2018. In addition, the Company has access to an additional $400 million in liquidity through its existing credit facility. In the opinion of management, the Company's liquidity position of $599 million at June 30, 2019 comprised of cash and cash equivalents, equity securities and availability under the credit facility, together with cash flows from operations, is sufficient to support the Company's normal operating requirements and capital commitments on an ongoing basis.

2019 Management’s Discussion and Analysis

Cash Flow

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2018	2017
Cash flow provided by operating activities	$72.3	$62.5	$114.7	$121.3
Cash flow used in investing activities	(72.2)	(53.4)	(125.5)	(80.0)
Cash flow provided by (used in) financing activities	2.1	(4.5)	(12.9)	(5.0)
Effect of foreign exchange rates on cash	0.4	(1.3)	0.9	(2.0)
Net increase (decrease) in cash	2.6	3.3	(22.8)	34.3
Cash and cash equivalents, beginning of period	180.6	231.8	206.0	200.8
Cash and cash equivalents, end of period	$183.2	$235.1	$183.2	$235.1
Cash flow provided by operating activities
In the second quarter of 2019, operating activities generated cash flow of $72.3 million compared to $62.5 million in the same period of 2018, a 16% increase resulting from improved margins at the operating sites. Cash flow provided by operations before working capital and taxes paid was $69.7 million in the second quarter, compared to $54.7 million in the prior year period. For the first half of 2019, operating activities generated $114.7 million compared to $121.3 million in the prior year period, as a result of lower gold sales, offset by a reduction in operating costs in 2019.
Cash flow used in investing activities
For the second quarter of 2019, capital expenditures of $71.1 million were higher than expenditures of $53.4 million incurred in 2018. Capital expenditures are higher at Young-Davidson resulting from spending on the lower mine development and the new life-of-mine tailings facility. In addition, Mulatos capital spending has increased as construction of the Cerro Pelon project ramps up. For the first half of 2019, the Company invested $124.4 million on capital expenditures compared to $104.9 million in the prior year.
Cash flow used in financing activities
During the first quarter of 2019, the Company initiated a quarterly dividend (from semi-annual in the prior year) of $0.01 per share. For the three and six months ended June 30, 2019, the Company paid $3.9 million and $7.8 million, respectively.
During the second quarter of 2019, the Company repurchased and cancelled 182,555 common shares under the NCIB at a cost of $0.8 million or $4.50 per share. On a year-to-date basis, the Company has repurchased and cancelled 2,748,352 common shares under the NCIB at a cost of $11.4 million or $4.17 per share.
In the second quarter, the Company completed a Canadian Development Expense ("CDE") and Canadian Exploration Expense ("CEE") flow-through financing for gross proceeds of $7.5 million at a premium to the share price on the date of issuance. As a result, the Company issued 1,132,169 shares.
Credit Facility
In 2018, the Company completed an extension of its existing undrawn revolving credit facility (the "Facility") of $400.0 million to September 20, 2022 from September 20, 2021 at similar terms and conditions to those existing previously. The Facility bears interest at an interest rate of Libor plus 2.00% to 3.125% on drawn amounts and stand-by fees of 0.45% to 0.70% on undrawn amounts, based on the Company's net leverage ratio, as defined in the agreement.

The Facility is secured against all of the material present and future assets, property and undertakings of the Company. The Facility contains various covenants customary for a loan facility of this nature, including limits on indebtedness, asset sales and liens. It contains financial covenant tests that include (a) a minimum interest coverage ratio of 3.0:1.0 and (b) a maximum net leverage ratio of 3.5:1.0, both as defined in the agreement. As at June 30, 2019, the Company is in compliance with the covenants and the Facility is fully undrawn.

2019 Management’s Discussion and Analysis

Outstanding Share Data

July 30, 2019
Common shares	389,940,092
Stock options	6,285,338
Deferred share units	716,512
Performance share units	1,073,235
Restricted share units	2,247,438
400,262,615
Related party transactions

There were no related party transactions during the year other than those disclosed in the Company’s condensed interim consolidated financial statements for the three and six months ended June 30, 2019.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.
Financial Instruments

The Company seeks to manage its exposure to fluctuations in commodity prices, interest rates and foreign exchange rates by entering into derivative financial instruments from time to time.
Commodity option and forward contracts
As at June 30, 2019, the Company held option contracts to protect against the risk of a decrease in the value of the gold price on a portion of gold sales.  These option contracts ensure a minimum average realized gold price of $1,298 per ounce and a maximum average realized gold price of $1,421 per ounce, regardless of the movement in gold prices during 2019.

The following gold collar contracts are outstanding as of June 30, 2019:

Period Covered	Contract type	Ounces subject to contract	Average purchase put option	Average sold call option
2019	Collars	100,050	$1,298	$1,421
The fair value of these contracts was a liability of $3.4 million at June 30, 2019 (December 31, 2018 - liability of $0.1 million). The options mature through the remainder of 2019.
For the three and six months ended June 30, 2019, the Company realized losses of $0.1 million related to the settlement of option contracts (for the three and six months ended June 30, 2018 - $0.3 million). The Company recorded unrealized losses of $4.3 million and $3.3 million, for the three and six months ended June 30, 2019 (for the three and six months ended June 30, 2018- $1.9 million). The Company has elected to not apply hedge accounting to gold option contracts, with changes in fair value recorded in net earnings.

2019 Management’s Discussion and Analysis

Foreign currency contracts
As at June 30, 2019, the Company held option contracts to protect against the risk of an increase in the value of the Canadian dollar and Mexican peso versus the US dollar. These option contracts are for the purchase of local currencies and the sale of US dollars, which settle on a monthly basis, are summarized as follows:
Canadian dollar contracts

Period Covered	Contract type	Contracts (CAD$ Millions)	Average minimum rate (USD/CAD)	Average maximum rate (USD/CAD)
2019	Collars	189.0	1.30	1.35
2020	Collars	27.0	1.32	1.37
Mexican Peso contracts

Period Covered	Contract type	Contracts (MXN Millions)	Average minimum rate (MXN/USD)	Average maximum rate (MXN/USD)
2019	Collars	630.0	19.58	22.37
2020	Collars	150.0	19.50	22.10
The fair value of these contracts was an asset of $2.3 million at June 30, 2019 (December 31, 2018 - liability of $4.7 million). For the three and six months ended June 30, 2019, the Company realized gains on foreign currency derivative instruments of $0.4 million and $0.7 million and an unrealized gain of $2.7 million and $7.7 million, respectively (for the three and six months ended June 30, 2018 - realized gains of $1.5 million and $4.5 million and unrealized losses of $3.7 million and $2.3 million, respectively).
Fuel contracts
The Company enters into option contracts to economically hedge against the risk of an increase in the price of diesel fuel. These option contracts are for the purchase of New York Harbour Ultra Low Sulfur Diesel ("ULSD") contracts, which settle on a monthly basis, and the Company believes this is an appropriate manner of managing price risk.
As at June 30, 2019, the Company has hedged 1.37 million gallons of diesel at a range of $1.83 to $2.08 per gallon.
For the three and six months ended June 30, 2019, the Company has an unrealized loss of $0.1 million and a gain of $0.5 million, recorded in accumulated other comprehensive loss related to the fuel hedges.
Summary of Quarterly Financial and Operating Results

	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
Gold ounces produced	125,200	125,300	125,600	124,000	126,500	128,900	120,300	107,000
Gold ounces sold	128,457	119,705	131,161	119,401	129,272	130,045	126,786	100,551
Operating Revenues	$168.1	$156.1	$163.1	$146.7	$168.9	$173.1	$161.7	$128.8
Earnings (loss) from operations	$28.2	$18.7	($51.3)	$0.6	$9.6	$18.5	$17.1	$20.9
Net earnings (loss)	$23.6	$16.8	($71.5)	$7.2	($8.9)	$0.6	($4.7)	$28.8
Earnings (loss) per share, basic	$0.06	$0.04	($0.18)	$0.02	($0.02)	$0.00	($0.01)	$0.10
Earnings before interest, taxes, depreciation and amortization (1)	$69.1	$60.5	$43.0	$41.7	$51.9	$58.6	$47.8	$51.4
Cash provided by operating activities	$72.3	$42.4	$47.4	$45.2	$62.5	$58.8	$48.6	$43.4
Average realized gold price	$1,309	$1,304	$1,244	$1,229	$1,307	$1,331	$1,275	$1,281

(1)	Refer to the “Non-GAAP Measures and Additional GAAP Measures” disclosure at the end of this MD&A for a description and calculation of these measures.

Operating revenues have overall trended up since Q3 2017 as a result of higher production and a strengthening gold price. The Company acquired Island Gold in the fourth quarter of 2017, increasing production from approximately 100,000 ounces per quarter to over 120,000 ounces per quarter, driving revenues higher. Since the acquisition of Island Gold, quarterly revenues have been consistent, with fluctuations resulting from changes in gold price for the period.
Earnings from operations and cash flow from operating activities have improved since Q3 2017 as a result of a higher gold price and lower operating costs, resulting in higher margins on ounces produced. Earnings from operations and net income in the fourth quarter of 2018 were impacted by one-time, non-cash items, including a non-cash inventory impairment charge at El Chanate.

2019 Management’s Discussion and Analysis

Non-GAAP Measures and Additional GAAP Measures

The Company has included certain non-GAAP financial measures to supplement its Consolidated Financial Statements, which are presented in accordance with IFRS, including the following:

•	adjusted net earnings and adjusted earnings per share;

•	cash flow from operating activities before changes in working capital and taxes received;

•	Company-wide free cash flow;

•	total mine-site free cash flow;

•	mine-site free cash flow;

•	total cash cost per ounce of gold sold;

•	all-in sustaining cost ("AISC") per ounce of gold sold;

•	mine-site all-in sustaining cost ("Mine-site AISC") per ounce of gold sold;

•	sustaining and non-sustaining capital expenditures; and

•	earnings before interest, taxes, depreciation, and amortization
The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management's determination of the components of non-GAAP and additional measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes in to the measures are dully noted and retrospectively applied as applicable.
Adjusted Net Earnings and Adjusted Earnings per Share
“Adjusted net earnings” and “adjusted earnings per share” are non-GAAP financial measures with no standard meaning under IFRS which exclude the following from net earnings:

•	Foreign exchange gain (loss)

•	Items included in other gain (loss)

•	Certain non-reoccurring items

•	Foreign exchange gain (loss) recorded in deferred tax expense
Net earnings have been adjusted, including the associated tax impact, for the group of costs in “Other loss” on the consolidated statement of comprehensive income. Transactions within this grouping are: the fair value changes on non-hedged derivatives; the renunciation of flow-through exploration expenditures; and loss on disposal of assets. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings.
The Company uses adjusted net earnings for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect the items which have been excluded from the determination of adjusted net earnings. Consequently, the presentation of adjusted net earnings enables shareholders to better understand the underlying operating performance of the core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies.
Adjusted net earnings is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flows from operations as determined under IFRS. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

2019 Management’s Discussion and Analysis

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net Earnings (loss)	$23.6	($8.9)	$40.4	($8.3)
Adjustments:
Foreign exchange (gain) loss	(0.1)	2.1	(0.3)	3.4
Other loss (gain)	0.5	(2.0)	(1.7)	(1.3)
Unrealized foreign exchange (gain) loss recorded in deferred tax expense	(7.0)	13.2	(11.1)	22.7
Other income and mining tax adjustments	0.7	0.5	0.7	0.7
Adjusted net earnings	$17.7	$4.9	$28.0	$17.2
Adjusted earnings per share - basic and diluted	$0.05	$0.01	$0.07	$0.04
Cash Flow from Operating Activities before Changes in Working Capital and Cash Taxes
“Cash flow from operating activities before changes in working capital and cash taxes” is a non-GAAP performance measure that could provide an indication of the Company’s ability to generate cash flows from operations, and is calculated by adding back the change in working capital and taxes received to “Cash provided by (used in) operating activities” as presented on the Company’s consolidated statements of cash flows. “Cash flow from operating activities before changes in working capital” is a non-GAAP financial measure with no standard meaning under IFRS.
The following table reconciles the non-GAAP measure to the consolidated statements of cash flows.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Add back: Changes in working capital and cash taxes	(2.6)	(7.8)	16.7	(4.0)
Cash flow from operating activities before changes in working capital and cash taxes	$69.7	$54.7	$131.4	$117.3
Company-wide Free Cash Flow
“Company-wide free cash flow" is a non-GAAP performance measure calculated from the consolidated operating cash flow, less consolidated mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash company-wide. Company-wide free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Company-wide free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Less: mineral property, plant and equipment expenditures	(71.1)	(53.4)	(124.4)	(104.9)
Company-wide free cash flow	$1.2	$9.1	($9.7)	$16.4

2019 Management’s Discussion and Analysis

Mine-site Free Cash Flow
"Mine-site free cash flow" is a non-GAAP financial performance measure calculated as cash flow from mine-site operating activities, less mineral property, plant and equipment expenditures. The Company believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. Mine-site free cash flow is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures of performance presented by other mining companies. Mine-site free cash flow should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$72.3	$62.5	$114.7	$121.3
Less: operating cash flow used by non-mine site activity	(5.2)	(5.7)	(16.5)	(15.3)
Cash flow from operating mine-sites	$77.5	$68.2	$131.2	$136.6

Mineral property, plant and equipment expenditure	$71.1	$53.4	$124.4	$104.9
Less: capital expenditures from development projects, and corporate	(7.2)	(7.6)	(13.2)	(15.0)
Capital expenditure from mine-sites	$63.9	$45.8	$111.2	$89.9

Total mine-site free cash flow	$13.6	$22.4	$20.0	$46.7

Young-Davidson Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$23.6	$22.5	$46.5	$49.9
Mineral property, plant and equipment expenditure	(26.7)	(18.5)	(49.0)	(41.4)
Mine-site free cash flow	($3.1)	$4.0	($2.5)	$8.5

Mulatos Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$23.2	$24.1	$23.8	$40.2
Mineral property, plant and equipment expenditure	(19.2)	(9.5)	(31.8)	(16.7)
Mine-site free cash flow	$4.0	$14.6	($8.0)	$23.5

Island Gold Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$29.7	$22.0	$58.7	$45.7
Mineral property, plant and equipment expenditure	(18.0)	(17.6)	(30.4)	(31.5)
Mine-site free cash flow	$11.7	$4.4	$28.3	$14.2

2019 Management’s Discussion and Analysis

El Chanate Mine-Site Free Cash Flow
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Cash flow from operating activities	$1.0	($0.4)	$2.2	$0.8
Mineral property, plant and equipment expenditure	—	(0.2)	—	(0.3)
Mine-site free cash flow	$1.0	($0.6)	$2.2	$0.5
Total Cash Costs per ounce
Total cash costs per ounce is a non-GAAP term typically used by gold mining companies to assess the level of gross margin available to the Company by subtracting these costs from the unit price realized during the period. This non-GAAP term is also used to assess the ability of a mining company to generate cash flow from operations. Total cash costs per ounce includes mining and processing costs plus applicable royalties, and net of by-product revenue and net realizable value adjustments. Total cash costs per ounce is exclusive of exploration costs.
Total cash costs per ounce is intended to provide additional information only and does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
All-in Sustaining Costs per ounce and Mine-site All-in Sustaining Costs
The Company adopted an “all-in sustaining costs per ounce” non-GAAP performance measure in accordance with the World Gold Council published in June 2013. The Company believes the measure more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, there may be some variation in the method of computation of “all-in sustaining costs per ounce” as determined by the Company compared with other mining companies. In this context, “all-in sustaining costs per ounce” for the consolidated Company reflects total mining and processing costs, corporate and administrative costs, share-based compensation, exploration costs, sustaining capital, and other operating costs.
For the purposes of calculating "mine-site all-in sustaining costs" at the individual mine-sites, the Company does not include an allocation of corporate and administrative costs and share-based compensation, as detailed in the reconciliations below.
Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature. For each mine-site reconciliation, corporate and administrative costs, and non-site specific costs are not included in the all-in sustaining cost per ounce calculation.
All-in sustaining costs per gold ounce is intended to provide additional information only and does not have any standardized  meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be  considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The measure is not  necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.
Total Cash Costs and All-in Sustaining Costs per Ounce Reconciliation Tables
The following tables reconciles these non-GAAP measures to the most directly comparable IFRS measures on a Company-wide and individual mine-site basis.

2019 Management’s Discussion and Analysis

Total Cash Costs and AISC Reconciliation - Company-wide
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$86.4	$101.3	$168.6	$198.2
Royalties	3.4	6.3	8.8	12.0
Total cash costs	$89.8	$107.6	$177.4	$210.2
Gold ounces sold	128,457	129,272	248,162	259,317
Total cash costs per ounce	$699	$832	$715	$811

Total cash costs	$89.8	$107.6	$177.4	$210.2
Corporate and administrative(1)	4.6	4.6	10.1	9.0
Sustaining capital expenditures(2)	19.6	12.1	35.7	22.8
Share-based compensation	2.7	2.5	6.0	4.1
Sustaining exploration	1.4	1.1	2.8	2.8
Accretion of decommissioning liabilities	0.8	0.9	1.4	1.5
Total all-in sustaining costs	$118.9	$128.8	$233.4	$250.4
Gold ounces sold	128,457	129,272	248,162	259,317
All-in sustaining costs per ounce	$926	$996	$941	$966

(1)	Corporate and administrative expenses exclude expenses incurred at development properties.

(2)
Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at growth projects and certain expenditures at operating sites which are deemed expansionary in nature. Total sustaining capital for the period is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions)
Capital expenditures per cash flow statement	$71.1	$53.4	$124.4	$104.9
Less: non-sustaining capital expenditures at:
Young-Davidson	(15.5)	(10.6)	(27.8)	(25.9)
Mulatos	(17.0)	(7.7)	(28.6)	(14.1)
Island Gold	(11.8)	(15.4)	(19.1)	(27.1)
Corporate and other	(7.2)	(7.6)	(13.2)	(15.0)
Sustaining capital expenditures	$19.6	$12.1	$35.7	$22.8

Young-Davidson Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$36.0	$36.5	$71.9	$72.5
Royalties	0.7	0.9	1.7	1.8
Total cash costs	$36.7	$37.4	$73.6	$74.3
Gold ounces sold	44,665	42,006	88,661	86,796
Total cash costs per ounce	$822	$890	$830	$856

Total cash costs	$36.7	$37.4	$73.6	$74.3
Sustaining capital expenditures	11.2	7.9	21.2	15.5
Exploration	0.1	0.1	0.2	0.1
Accretion of decommissioning liabilities	0.1	0.1	0.1	0.1
Total all-in sustaining costs	$48.1	$45.5	$95.1	$90.0
Gold ounces sold	44,665	42,006	88,661	86,796
Mine-site all-in sustaining costs per ounce	$1,077	$1,083	$1,073	$1,037

2019 Management’s Discussion and Analysis

Mulatos Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$28.8	$35.4	$53.3	$67.3
Royalties	0.3	3.8	2.6	7.0
Total cash costs	$29.1	$39.2	$55.9	$74.3
Gold ounces sold	40,116	49,326	76,205	93,985
Total cash costs per ounce	$725	$795	$734	$791

Total cash costs	$29.1	$39.2	$55.9	$74.3
Sustaining capital expenditures	2.2	1.8	3.2	2.6
Exploration	0.8	0.5	1.6	1.7
Accretion of decommissioning liabilities	0.6	0.6	1.2	1.1
Total all-in sustaining costs	$32.7	$42.1	$61.9	$79.7
Gold ounces sold	40,116	49,326	76,205	93,985
Mine-site all-in sustaining costs per ounce	$815	$854	$812	$848

Island Gold Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$16.2	$14.4	$30.8	$28.0
Royalties	2.4	1.6	4.5	3.2
Total cash costs	$18.6	$16.0	$35.3	$31.2
Gold ounces sold	39,300	27,257	72,885	54,760
Total cash costs per ounce	$473	$587	$484	$570

Total cash costs	$18.6	$16.0	$35.3	$31.2
Sustaining capital expenditures	6.2	2.2	11.3	4.4
Total all-in sustaining costs	$24.8	$18.2	$46.6	$35.6
Gold ounces sold	39,300	27,257	72,885	54,760
Mine-site all-in sustaining costs per ounce	$631	$668	$639	$650

El Chanate Total Cash Costs and Mine-site AISC Reconciliation
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
(in millions, except ounces and per ounce figures)
Mining and processing	$5.4	$15.0	$12.6	$30.4
Total cash costs	$5.4	$15.0	$12.6	$30.4
Gold ounces sold	4,376	10,683	10,411	23,776
Total cash costs per ounce	$1,234	$1,404	$1,210	$1,279

Total cash costs	$5.4	$15.0	$12.6	$30.4
Sustaining capital expenditures	—	0.2	—	0.3
Accretion of decommissioning liabilities	0.1	0.2	0.1	0.3
Total all-in sustaining costs	$5.5	$15.4	$12.7	$31.0
Gold ounces sold	4,376	10,683	10,411	23,776
Mine-site all-in sustaining costs per ounce	$1,257	$1,442	$1,220	$1,304

2019 Management’s Discussion and Analysis

Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”)
EBITDA represents net earnings before interest, taxes, depreciation, and amortization. EBITDA is an indicator of the Company’s ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.
EBITDA does not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
The following is a reconciliation of EBITDA to the consolidated financial statements:

(in millions)
	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Net earnings	$23.6	($8.9)	$40.4	($8.3)
Add back:
Finance expense	0.7	0.9	1.2	1.8
Amortization	41.3	42.4	80.7	84.5
Deferred income tax (recovery) expense	(3.7)	11.8	(7.4)	18.8
Current income tax expense	7.2	5.7	14.7	13.7
EBITDA	$69.1	$51.9	$129.6	$110.5
Additional GAAP Measures
Additional GAAP measures are presented on the face of the Company’s consolidated statements of comprehensive income (loss) and are not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following additional GAAP measures are used and are intended to provide an indication of the Company’s mine and operating performance:

•
Earnings from operations - represents the amount of earnings before net finance income/expense, foreign exchange gain/loss, other income/loss, loss on redemption of senior secured notes and income tax expense

Accounting Estimates, Policies and Changes

The preparation of the Company's consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. The critical estimates and judgments applied in the preparation of the Company's condensed interim consolidated financial statements for the three and six months ended June 30, 2019 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2018, except as listed below.
Accounting Policies and Changes
The accounting policies applied in the condensed interim consolidated financial statements for the three and six months ended June 30, 2019 are consistent with those used in the Company's consolidated financial statements for the year ended December 31, 2018, with the exceptions listed in note 2 of the condensed interim consolidated financial statements for the three and six months ended June 30, 2019, and below.

The Company adopted the following accounting standards and amendments to accounting standards, effective January 1, 2019:
The Company has adopted IFRS 16, Leases ("IFRS 16") on January 1, 2019. The objective of IFRS 16 is to recognize substantially all leases on balance sheet for lessees. IFRS 16 requires lessees to recognize a "right-of-use" asset and a lease liability calculated using a prescribed methodology. The Company has adopted IFRS 16 using the modified retrospective approach which does not require restatement of comparative periods. Comparative information has not been restated and continues to be reported under IAS 17, Leases (“IAS 17”), and IFRIC 4, Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).
Refer to note 2 of the the condensed interim consolidated financial statements for the three and six months ended June 30, 2019, for detail on the IFRS 16 accounting policy and transitional disclosure.
The Company adopted IFRIC 23, Uncertainty over Income Tax Treatments (“IFRIC 23”) on January 1, 2019 with retrospective application. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The effect of uncertain tax treatments are recognized at the most likely amount or expected value. The adoption of IFRIC 23 had no impact on the condensed interim consolidated financial statements.

2019 Management’s Discussion and Analysis

Internal Control over Financial Reporting

Management is responsible for the design, implementation and operating effectiveness of internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management evaluated the effectiveness of the Company’s internal control over financial reporting as of June 30, 2019. In making the assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on a review of internal control procedures at the end of the period covered by this MD&A, management determined internal control over financial reporting was appropriately designed as at June 30, 2019.
Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Disclosure Controls

Management is also responsible for the design and effectiveness of disclosure controls and procedures. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as at June 30, 2019 and have concluded that these disclosure controls and procedures were appropriately designed.
Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that internal controls over financial reporting and disclosure controls and procedures, no matter how well designed and operated, have inherent limitations. Therefore, even those systems determined to be properly designed and effective can provide only reasonable assurance that the objectives of the control system are met.
Cautionary Note to United States Investors

Measured, Indicated and Inferred Resources: The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This MD&A uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission. The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

International Financial Reporting Standards: The condensed interim consolidated financial statements of the Company have been prepared by management in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. These accounting principles differ in certain material respects from accounting principles generally accepted in the United States of America. The Company’s reporting currency is the United States dollar unless otherwise noted.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws. All statements, other than statements of historical fact, are, or may be deemed to be, forward-looking statements. Words such as "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements.
Forward-looking statements include information as to strategy, plans or future financial or operating performance, such as the Company’s expansion plans, project timelines, production plans and expected sustainable productivity increases, expected

2019 Management’s Discussion and Analysis

increases in mining activities and corresponding cost efficiencies, expected drilling targets, expected sustaining costs, expected improvements in cash flows and margins, expectations of changes in capital expenditures, forecasted cash shortfalls and the Company’s ability to fund them, cost estimates, projected exploration results, reserve and resource estimates, expected production rates and use of the stockpile inventory, expected recoveries, sufficiency of working capital for future commitments and other statements that express management’s expectations or estimates of future performance.
Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management at the time of making such statements, are inherently subject to significant business, economic, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements.
Such factors and assumptions underlying the forward-looking statements in this document include, but are not limited to: changes to current estimates of mineral reserves and resources; changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance; labour and contractor availability and other operating or technical difficulties); fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso, Turkish Lira and U.S. dollar); the impact of inflation; changes in our credit rating; any decision to declare a quarterly dividend; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; development delays at the Young-Davidson mine; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, Island Gold, and Mulatos mines may not perform as planned; uncertainty with the Company’s ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits, including the necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for the Company’s development stage assets, including specifically its Turkish mineral properties; contests over title to properties; changes in national and local government legislation (including tax legislation) in Canada, Mexico, Turkey, the United States and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; and business opportunities that may be pursued by the Company.

Additional risk factors and details with respect to risk factors affecting the Company are set out in the Company's Annual Information Form for the year ended December 31, 2018 under the heading “Risk Factors”, which is available on the SEDAR website at www.sedar.com. The foregoing should be reviewed in conjunction with the information found in this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.
Qualified Persons
Chris Bostwick, FAusIMM, Alamos’ Vice President, Technical Services, who is a qualified person within the meaning of National Instrument 43-101 ("Qualified Person"), has reviewed and approved the scientific and technical information contained in this MD&A.